SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga
Chief Financial Officer
Date: April 26, 2007

FEMSA and Heineken Sign Ten-Year Import Agreement for U.S.A.

MONTERREY, Mexico, April 26 /PRNewswire/ -- Fomento Economico Mexicano, S.A.B. de C.V. ("FEMSA") and Heineken N.V. announced today that FEMSA Cerveza and Heineken USA have extended their existing three-year relationship in the United States for an additional period of ten years. Heineken will continue to be the sole and exclusive importer, marketer and seller of the FEMSA beer brands Dos Equis, Tecate, Tecate Light, Sol, Bohemia and Carta Blanca, in the U.S.A.

The agreement will become effective on January 1, 2008 and will run until December 31, 2017. The new agreement sets the conditions for strong volume growth and brand development driven by increased marketing investment while providing attractive business and economic terms for both companies. FEMSA will receive a payment for the exclusive distribution rights while Heineken will receive an increased share of the profitability.

Luis Duran, VP of International Markets, FEMSA Cerveza, said: "Our relationship with Heineken USA has succeeded beyond our initial high expectations. Our portfolios truly complement each other, offering consumers the best choice in quality beers. This year, we are looking to leverage the top-notch sales execution and insights of Heineken USA to grow the Dos Equis brand and launch Tecate Light. In the longer term, we are confident that this is the right relationship for us to capture the exciting opportunity that this market continues to offer."

Massimo von Wunster, Heineken N.V. Regional President of the Americas commented: "The relationship with FEMSA has been very successful for both companies. Our volume growth in the U.S.A. has significantly accelerated as a result of the powerful combination of Heineken's Dutch and FEMSA's Mexican beer brands. We believe this new agreement will enable us to further increase our market share in the high-margin import segment in the U.S.A."

Strong marketing and sales execution, and a continued focus on driving quality and innovation contributed to the excellent performance of Heineken USA in 2006. FEMSA's portfolio of beers accounted for 2.5 million hectoliters of Heineken USA's volume, bringing the total volume to 10 million hectoliters. In 2006, Dos Equis grew 20%, Tecate 12% and the Dutch portfolio 14% by volume. The combined market share of the Dutch portfolio and the FEMSA Mexican portfolio in the imported beer segment in the U.S.A. is approximately 29%.

The Heineken USA brand portfolio includes the Dutch portfolio - Heineken Lager, Heineken Premium Light and Amstel Light - and FEMSA's brands. Through the addition of the FEMSA brands Heineken USA has been able to participate more broadly in the Hispanic market, the fastest growing demographic group in the U.S.A. In addition, Mexican beer has become more popular with non-Hispanic consumers.

The relationship has also given a better regional balance to the overall portfolio. The Dutch portfolio, with traditionally strong performance in the North East, has benefited from the agreement and achieved double-digit growth on the West Coast. FEMSA's brands have grown out of their traditional stronghold, the Southwestern United States and expanded to the Eastern part of the United States.

FEMSA is the leading beverage company in Latin America, with 2006 revenues of approximately US$11.6 billion. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region with operations in nine countries; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,800 stores nationwide.

About Heineken N.V.

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to EUR 12 billion and net profit before exceptional items and amortisation of brands amounted to EUR 930 million.

SOURCE FEMSA
-0- 04/26/2007
/CONTACT: FEMSA: Investors, +52-818-328-6167, investor@femsa.com.mx, or media, +52-818-328-6046/
/Web site: www.femsa.com/